SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                             Amendment No. 5 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             Amendment No. 6 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                          ------------------------

                             RELTEC CORPORATION
                         (Name of Subject Company)
                           GEC Acquisition Corp.
                              GEC Incorporated
                               GPT (USA) Inc.
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                          ------------------------


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                          ------------------------

                                759527-10-4
                 (CUSIP Number of Each Class of Securities)

                          ------------------------


                            Patricia A. Hoffman
                              GEC Incorporated
                 (c/o Videojet Systems International, Inc.)
                           1500 Mittel Boulevard
                          Wood Dale, IL 60191-1073
                               (603) 238-3995

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          ------------------------





                  Copy to:                               Copy to:
            Jeffrey I. Gordon, Esq.               Philip A. Gelston, Esq.
          Mark S. Wojciechowski, Esq.             Cravath, Swaine & Moore
             Mayer, Brown & Platt                     Worldwide Plaza
                1675 Broadway                        825 Eighth Avenue
              New York, NY 10019                     New York, NY 10019
                (212) 506-2500                         (212) 474-1000






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                             Page 1 of 7 pages

CUSIP NO. 759527 10 4         14D-1 and 13D            Page 2 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GEC Acquisition Corp.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------
                             Page 2 of 7 pages

CUSIP NO. 759527 10 4          14D-1 and 13D            Page 3 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GEC Incorporated
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
    7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------

                             Page 3 of 7 pages

CUSIP NO. 759527 10 4           14D-1 and  13D            Page 4 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GPT(USA) Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------
                             Page 4 of 7 pages

CUSIP NO. 759527 10 4           14D-1 and  13D            Page 5 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The General Electric Company, p.l.c.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

         BK, OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND AND WALES
-------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------


                             Page 5 of 7 pages

     GEC Acquisition Corp., GEC Incorporated, GPT(USA) Inc. and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on March 5, 1999, as subsequently amended (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of RELTEC Corporation, a Delaware corporation (the "Company") on the terms described in the Offer to Purchase dated March 5, 1999, as subsequently amended. Capitalized terms not defined have the meanings assigned thereto in the Statement.

Item 6.  Interest in Securities of the Subject Company.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On April 8, 1999, the Purchaser accepted for payment a total of 56,110,741 Shares representing approximately 99.5% of the outstanding Shares.

Item 10.  Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     As previously announced, the tender offer expired at 12:00 midnight, New York City time, on Thursday, April 8, 1999.

                             Page 6 of 7 pages

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999

                                          GEC ACQUISITION CORP.,

                                          By
                                             /s/ Patricia Hoffman
                                             ----------------------------------
                                             Name:  Patricia Hoffman
                                             Title:  Director


                                          GEC INCORPORATED,

                                          By
                                             /s/ Michael Lester
                                             ----------------------------------
                                             Name:  Michael Lester
                                             Title:  Director


                                          GPT(USA) INC.,

                                          By
                                             /s/ Patricia Hoffman
                                             ----------------------------------
                                             Name:  Patricia Hoffman
                                             Title:  Director


                                          THE GENERAL ELECTRIC COMPANY, P.L.C.,

                                          By
                                             /s/ Michael Lester
                                             ----------------------------------
                                             Name:  Michael Lester
                                             Title:  Director

                             Page 7 of 7 pages